SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 540th MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 19, 2008

On February 19, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and fortieth (540th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Members José de Freitas Mascarenhas and Newton Sergio de Souza, as well as their alternates, did not attend the Meeting, and they were replaced by Board Members Ruy Lemos Sampaio and Alvaro Pereira Novis, respectively, according to the representation letters previously submitted in compliance with the procedure set out in the Bylaws of the Company. The Chief Executive Officer José Carlos Grubisich, and Officers Carlos Fadigas and Mauricio Ferro, as well as Mr. Ismael Abreu, the Fiscal Council’s representative, Mr. José Augusto Cardoso Mendes, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira were present at the Meeting. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberations were unanimously taken: 1) MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR THE 2007 FISCAL YEAR: a) after explanation by the Chief Executive Officer on the Company’s Performance during the 2007 Fiscal Year, followed by the proper analysis and comments from the Finance and Investment Committee representatives, as well as by the unanimously favorable opinion issued by the Company’s Fiscal Council, the Board Members favorably manifested themselves as to the approval, by the Annual General Meeting, of the following: (i) the Management Report and the Financial Statements for the fiscal year ended at December 31, 2007, (ii) the dividend payment proposal, and (iii) the profit retention proposal, based on a capital budget prepared according to the 2008/2014 Business Plan approved at the Board of Directors’ meeting held on December 17, 2007; b) the Board Members authorized the calling of the Annual General Meeting to be held on March 26, 2008, to resolve on the matters listed in the preceding item "a", as well as on the election of members of the Board of Directors and of the Fiscal Council for the next terms of office, determination of the yearly compensations of the Management and the Fiscal Council, and other relevant matters, it being incumbent on the Chairman of the Board of Directors to define the time of the Meeting, to be disclosed through publication of the respective call notice; 2) PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposals for Deliberation were approved, a copy of which was previously forwarded to the Board Members for cognizance and will remain filed at the Company’s headquarters: a) PD.CA/BAK-02/2008 – Project of Conversion of the production plants from MTBE to ETBE at the Basic Petrochemicals Unit (UNIB), so as to carry out investments in UNIB, in the total amount of R$95.5 million, seeking conversion of the production units of MTBE to ETBE, according to the Executive Summary and other conditions contained in the respective PD and Attachment; b) PD.CA/BAK-03/2008 – so as: (i) to provide a favorable manifestation regarding cancellation of 16,595,000 class “A” preferred shares of Braskem, and the consequent change in the current structure of its capital; and (ii) to authorize the calling of an Extraordinary General Meeting to deliberate on the proposal for amendment to article 4 of the Company’s Bylaws, which establishes its capital structure, it being incumbent on the Chairman of the Board of Directors to define the date and time of the Meeting, to be disclosed through publication of the respective call notice; c) PD.CA/BAK-04/2008 – 2nd Stock Buyback Program of Braskem S.A. – for the purpose of (i) approving the 2nd Stock Buyback Program of Braskem, under the terms presented and detailed in the respective PD and Attachment; and (ii) authorizing the Executive Board to carry out all acts required to implement the 2nd Stock Buyback Program of Braskem, which is scheduled to take place after the treasury shares have been cancelled, to be decided by the general meeting to be called, as per the previous item; d) PD.CA/BAK-05/2008 – Choice of the Official Legal Publication Vehicle – to approve the choice of newspapers that will disclose the Company’s legal publications, as established in the respective PD. II) Subjects for Acknowledgment: The Officers in charge of the matters set out in this item II expounded the following, to wit: 1) Sojitz participation in the capital of Polimérica and Propilsur; e 2) Follow-up on Alliance Contract 1 and 2, until December 31, 2007, by the Finance and Investment Committee. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, February 19, 2008. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas (by Ruy Lemos Sampaio); José Lima de Andrade Neto; José Mauro Mettrau Carneiro da Cunha; Luiz Fernando Cirne Lima; Newton Sergio de Souza (by Alvaro Pereira Novis); Rogério Gonçalves Mattos].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira
Secretary

_________________________________________________________________________________________________________________
Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.